CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re: SilverCrest Mines Inc. – Form 40-F

I have reviewed the Form 40-F registration statement (the "Form 40-F") filed by SilverCrest Mines Inc. (the "Company") and agree with the statements disclosed by the Company relating to the following report contained in the Form 40-F and documents incorporated by reference therein:

> NI 43-101 Technical Report Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico, dated April 1, 2011, as amended May 11, 2011, and prepared by P. James F. Barr, P.Geo, John Chow, MAusIMM., Geoff Allard, P.E. and C. Stewart Wallis, P.Geo

I hereby consent to the use of the report by the Company and the information contained therein. I hereby consent to the reference to my name in the Form 40-F.

DATED the 27 day of May, 2011

P. JAMES F. BARR, P.Geo.